

Mail Stop 4720

March 4, 2010

By U.S. Mail and Facsimile to: (407) 843-2448

Robert Rothman
Chief Executive Officer
Florida Bank Group, Inc.
201 N. Franklin Street, Suite 2800
Tampa, FL 33602

>   **Re: Florida Bank Group, Inc.**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed February 9, 2010**
>   **File No. 000-53813**

Dear Mr. Rothman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-12G

An inadequate allowance for loan losses would reduce our earnings, page 10

1.   We note your disclosure that you maintain your allowance for loan losses based on anticipated experience. Current accounting guidance limits loan losses to losses that have been incurred as of the balance sheet date. Accordingly, allowances for loan losses should be based on past events and current economic conditions. Additionally, this disclosure appears inconsistent with your policy disclosed on pages 27, 28 and F-11 that indicates that the allowance for loan losses is based on historical or past experiences. Please revise to clarify your policy. If you consider anticipated

experience in the determination of your allowance for loan losses, please tell us how this policy is consistent with current accounting guidance.

Allowance and Provision for Loan Losses, page 27

2. We note your revised disclosure and response to comment 4 in your letter dated February 9, 2010. Please tell us in detail the facts and circumstances related to your disclosure on page 27 that in segregating your portfolio, in many cases the number of loans in a given category are insufficient to permit the principle of large numbers to apply and as a result certain traditional frequency and severity measurement techniques are also inapplicable. For instance, tell us the portfolios and amounts at December 31, 2008, September 30, 2009, and December 31, 2009 that this issue affected, and tell us in detail how you revised your calculation of the general reserve to account for this issue.

3. We note your revised disclosure and response to comment 4 in your letter dated February 9, 2010.   It appears that you did not provide all of the information requested. Therefore, we ask again for certain information to allow us to understand your general reserve policies. We note that on page 27 you disclose that the general reserve is based on historical loss experience adjusted for qualitative factors.

    a. Please provide us an analysis of the general reserve as of December 31, 2008, September 30, 2009, and December 31, 2009. Your analysis should identify each individual portfolio with similar risk characteristics (commercial, residential, etc.), the amount of each portfolio and the historical loss factor, the adjustment factor and the total loss factor for each portfolio used in the calculation of the general reserve. Presumably you could multiply each portfolio by the total loss factor such that the results aggregate to the total general reserve.

    b. Considering your disclosure related to principle of large numbers not applying, specifically discuss if and how you adjust the historical loss rate, presumably charge-off's, for each group of loans.

    c. Discuss how the increasing level of charge-off's during 2009 were incorporated into historical loss factors as of September 30, 2009 and December 31, 2009.

    d. Please provide a detailed analysis of how the adjustment factor was determined for each loan portfolio, explain the differences in the adjustment factor for each portfolio and discuss any significant changes in the adjustment factor used for each portfolio from December 31, 2008 to September 30, 2009 and from September 30, 2009 to December 31, 2009.

    e. Please provide any additional information needed to understand any significant changes in the total loss factor used for each portfolio from December 31, 2008 to September 30, 2009 and from September 30, 2009 to December 31, 2009.

    f. Further, we note your suggestion to address the issue in a more forward looking manner. Please provide us with your related proposed disclosures to be made in your next Form 10-K.

    g. As an extension of the bullets above, please clearly explain why the general reserve increased from September 30, 2009 to December 31, 2009 in light of the factors cited in your response to comment 4, including the continued reduction in the portfolio subject to general reserves during that quarter.

4.   We note your revised disclosure on page 28 and response to comment 5 in your letter dated February 9, 2010. Please revise to disclose:

    a. How often you make adjustments to appraisals, the direction of the adjustments, the reasons you make adjustments and the information you use to support the adjustments.

    b. How often and the reasons you reject appraisals.

    c. Whether your appraisers are independent and certified or licensed.

    d. Please address the following regarding your statement on page 28 that "all appraisals on substandard loans include an "as is" value and may also include an "as stabilized" value if appropriate for the type of asset":

- Please clarify which situations and asset types you determined it was appropriate to use an "as stabilized" value.

- Clearly define the methodology for determining an "as stabilized" value and how it contrasts with an "as is" value.

- Tell us in detail and disclose how you utilized "as stabilized" valuations during the periods presented and explain how it impacted your impairment analysis, providing quantification of the impact.

5.   We note your revised disclosure and response to comment 6 in your letter dated February 9, 2010, including your statement on page 38 that "Because the majority of our residential real estate loans are large and are not considered homogeneous, they are also individually evaluated for impairment." We note that residential real estate loans are generally considered to be smaller balance homogeneous loans by regulators and by US GAAP which are collectively evaluated for impairment. Please revise your disclosure on page 38 to clarify whether you evaluate all your residential real estate loans individually or just those in the majority that are not considered homogeneous. If true, please confirm to us that you individually evaluate each residential loan for impairment, at least quarterly, based on the guidance in ASC 310-10-35-12 (SFAS 114).

6.   We note your revised disclosure and response to comment 6 in your letter dated February 9, 2010. If a residential real estate loan which is individually evaluated for impairment is determined not to be impaired, please revise to confirm whether you include this loan in the assessment of the allowance for loan losses under ASC 450-20-25 (SFAS 5) assuming that the loan has credit risk characteristics similar to other loans that are assessed under ASC 450-20-25 (SFAS 5).

Annual Financial Statements

Note 1—Summary of Significant Accounting Policies

Income Taxes, page F-14

7.   We note your response to comment 8 in your letter dated February 9, 2010 relating to the realizability of your deferred tax assets. We note your disclosure on page F-14 that "the Company believes it will realize sufficient taxable income in the carryforward period." Your response details several factors that resulted in higher income projections for future periods in your projections prepared as of December 31, 2009 compared to those prepared as of December 31, 2008. Please revise your disclosures in Note 1 to discuss the key significant assumptions you cite in supporting your projections of future taxable income such as continued low interest rates, ability to sustain your

lower cost structure, additional fee income generation, etc. Please revise Note 1 or your MD&A to discuss the sensitivity of these assumptions. For instance, discuss the impact on your projected net interest income if future interest rates differ from the assumptions in your projections.

Interim Financial Statements

Note (2) Securities Available for Sale, page F-50

8.   We note your revised disclosure and response to comment 10 in your letter dated February 9, 2010. Based on your disclosure it is unclear if you estimated the present value of expected cash flows for the mortgage-backed and asset-backed securities with significant unrealized losses greater than 12 months. If you did not, please tell us how your accounting policies are consistent with the guidance in FSP 115-2. If you did, please disclose the range of significant inputs (expected losses, prepayments, etc.) used in your actual calculations and tell us in detail and disclose how you developed the assumptions used in your significant inputs.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Michael Volley at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or Michael Clampitt at (202) 551-3434 with any other questions.

                                                Sincerely,

                                                Kevin W. Vaughn
                                                Accounting Branch Chief